Exhibit 8.1 - Tax Opinion of J.H. Cohn LLP

                           [J.H. COHN LLP LETTERHEAD]



August 4, 1999



Board of Directors
GreyStone Technology, Inc.
4950 Murphy Canyon Road
San Diego, CA  92123

Dear Sirs:

You have requested our opinion concerning the Federal income tax consequences of the proposed merger transaction involving GreyStone Technology, Inc., Express Capital Concepts, Inc. and Express Capital Acquisition Corp. Our opinion is based on the facts set forth in the July 1999 S-4 Amendment discussing the proposed transaction which facts are summarized briefly below and the facts set forth in GreyStone's July 22, 1999 tax representation letter.

Express Capital Concepts, Inc. ("Express") is a publicly traded corporation formed in 1988 to engage in a merger transaction with a private company. It has no business operations. GreyStone Technology, Inc. ("GreyStone") is in the business of creating real-time, interactive and networked 3-D software and simulations which it markets principally to the defense and entertainment markets. GreyStone believes that its combination with Express, a publicly traded company, will facilitate its ability to raise additional capital and increase its visibility.

The proposed transaction is as follows. Express will engage in a 1-for-41.6667 reverse stock split with respect to its outstanding common stock. GreyStone will be merged into Express Capital Acquisition Corp. ("Express Sub"), a wholly owned subsidiary of Express formed to effectuate the merger. Express Sub would be the surviving corporation in the merger. The shareholders of GreyStone will receive shares of Express common stock that would constitute approximately 97 percent of the outstanding common stock of Express. (Express will change its name to GreyStone Digital Technology, Inc. However, to avoid confusion, this letter will refer to the corporations by their original names.)

Board of Directors                  2                            August 4, 1999


The proposed merger of GreyStone into Express Sub with the latter surviving the merger and the shareholders of the former corporation receiving stock of Express, the parent corporation of Express Sub, constitutes a forward subsidiary merger within the meaning of section 368(a)(2)(D) of the Internal Revenue Code. The requirements of section 368(a)(2)(D) are that substantially all the properties of the acquired corporation (GreyStone) be acquired by the acquiring corporation (Express Sub) in exchange for stock of a corporation controlling the acquiring corporation (Express) and that had the acquired corporation merged directly into the controlling corporation the transaction would have qualified as a statutory merger under section 368(a)(1)(A). These requirements appear to have been met in the instant case.

Express Sub will be acquiring all the assets of GreyStone solely in exchange for Express stock. A plan of reorganization exists with a business propose underlying the reorganization transaction. The requisite continuity of business enterprise requirement as set forth in Reg. Section 1.368-1(d) will be present as Express Sub will continue to carry on the historic business of GreyStone. The one additional area of import, the continuity of interest requirement, is one where the facts set forth in the prospectus may not be sufficient to determine whether the requirement has been satisfied. Although the continuity of interest rules have recently been substantially eased by Reg. Section 1.368-1(e), these new regulations are not applicable to transactions occurring pursuant to a written agreement which is binding on January 28, 1998 and at all times thereafter. According to the prospectus the plan of merger was originally adopted on August 11, 1997 (and amended October 1, 1998). The shareholder vote has not yet taken place.

Under the new regulations, pre-merger sales of stock in the target corporation and post-merger sales, even if pursuant to a pre-existing binding contract, would generally be ignored for continuity of interest purposes so long as the sale is not directly or indirectly to the issuing corporation or a party related thereto. Under the rules in effect prior to the new regulations, continuity of shareholder interest would not be present if shareholders of the target corporation (GreyStone) disposed of sufficient target stock prior to the merger and/or acquiring corporation stock following the merger such that the acquiring corporation (Express) stock received by the target shareholders did not represent, in the aggregate, a significant portion of the entire consideration received by them. Although the precise percentage of the consideration which must be in the form of stock is not established statutorily, the Internal Revenue Service, for ruling purposes, requires that at least 50 percent of the consideration be in the form of stock.

Board of Directors                     3                          August 4, 1999

If the reorganization was not binding legally on January 28, 1998 and at all times thereafter, so that new Reg. Section 1,368-1(e) applies, the continuity of interest requirement should be satisfied. If the new regulation does not apply then the continuity of interest requirement will be met unless shareholders of GreyStone, pursuant to a plan or plans in effect at the time of the merger or prior thereto dispose of enough GreyStone stock prior to the merger and/or Express stock subsequent thereto such that an insufficient portion of the consideration consists of Express stock. We have been informed that all shareholders owning 1 percent or more of the GreyStone stock have provided continuity of interest certificates indicating that they have no such plan or intent and we have been provided with copies of such certificates. On the basis of the forgoing documents and representations we have concluded that no such plan exists. We have no actual knowledge of shareholder intent in this regard. If the continuity of interest test were not met, the reorganization would not constitute a tax-free reorganization. In such case, the GreyStone shareholders would recognize gain or loss on the exchange and GreyStone would be treated for tax purposes as having sold its assets for their fair market value in a taxable transaction.

On the basis of the foregoing, it is our opinion that:

        - the proposed transaction constitutes a tax-free reorganization for Federal income tax purposes,

        - the GreyStone shareholders will not recognize gain or loss on their exchange of GreyStone common stock for Express common stock,

        - their tax basis and holding period for their GreyStone stock will carry over to their Express stock, and

        - GreyStone, Express and Express Sub will not recognize gain or loss on the transaction.

Pursuant to the merger, the holders of GreyStone options and warrants will be entitled to receive stock of Express upon exercise of their options and warrants. We have not been asked to render an opinion with respect to the tax treatment of holders of GreyStone options and warrants and such taxpayers should consult their own tax advisors.

Finally, we note that GreyStone has net operating loss carryovers. We were not requested to and are not rendering an opinion concerning the availability of such losses. The merger transaction, whereby the GreyStone shareholders receive 97 percent of Express, would not, in and of itself, give rise to a limitation of GreyStone's losses under section 382 of the Code. As a review of the availability of the loss carryovers was not requested of us, we have not reviewed other ownership changes in GreyStone, if any, within the past three years to determine whether any such limitation would be present.

Board of Directors                    4                           August 4, 1999


In conclusion, we have reviewed the section entitled "The Merger and Related Transactions - Other Matters Related to the Merger - Material Federal Income Tax Consequences" in the Proxy Statement/Prospectus which is a part of the registration statement on Form S-4 filed by Express with respect to the proposed transaction. In our opinion, to the extent such section relates to statements about federal income taxation, it is correct in all material respects.

We consent to the filing of this opinion as an exhibit to such registration statement and to the use of our name in such section. In addition, Express is authorized to rely on this opinion as if it were addressed to Express for purposes of including such section in such registration statement.

Very truly yours,


/s/ EUGENE L. BERL

Eugene L. Berl
For J. H. COHN LLP

ELB:CH